310569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

May 7, 2004

Act	Exchange Act of 1934
Section	
Rule	14e-5
Public Availability	May 7, 2004

Ms. Sarah Murphy, Esq.
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
United Kingdom

Re: Possible Offer by Anheuser-Busch Companies, Inc. for Harbin Brewery Group Limited
File No. TP 04-54

Dear Ms. Murphy:

This is in response to your letter dated May 7, 2004. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis the United States Securities and Exchange Commission (Commission) hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 (Exchange Act) to permit Anheuser-Busch Companies, Inc. (A-B) to purchase or arrange to purchase Harbin Brewery Group Limited Shares (the Shares) pursuant to the Harbin Agreements and to permit purchases of Shares outside the Offer by any Prospective Purchaser, particularly in light of the following facts:

- The Offer is required to be conducted in accordance with the Hong Kong Code on Takeovers and Mergers (the Code) as well as the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the Listing Rules);
- Harbin Brewery Group Limited (Harbin), a public limited company incorporated under the laws of the Cayman Islands, is a "foreign private issuer," as defined in Rule 3b-4(c) under the Exchange Act;
- Any purchases of Ordinary Shares of Harbin by (i) A-B, a United States corporation, (ii) Morgan Stanley Dean Witter Asia Limited, or (iii) other nominees or brokers, in each case acting as agents for Offeror (collectively, the Prospective Purchasers), will be subject to the Code;

- Arrangements such as the Harbin Agreements are permitted under applicable Hong Kong law and under the Hong Kong takeover regime;
- The Harbin Agreements are unconditional pending regulatory approvals and due diligence of Capital Select and Harbin. The emergence of a competing bid has necessitated the possibility of an announcement, for regulatory or commercial reasons, by A-B before these conditions can be satisfied;
- The Code requires that the price at which the Offer is made must be equal to or higher than the price paid under the Harbin Agreements; and
- No further consideration, direct or indirect, will be given under the Harbin Agreements beyond the price set in the Agreements.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase or arrange to purchase Shares otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Shares, otherwise than pursuant to the Offer, shall be made in the United States;
2. The Offer Document shall disclose prominently the possibility of, or the intention to make, purchases of Shares by the Prospective Purchasers (including any purchase under the Harbin Agreements) during the Offer;
3. The Prospective Purchasers shall disclose in the United States information regarding purchases of Shares to the extent such information is made public in Hong Kong pursuant to the Code;
4. The Prospective Purchasers shall comply with any applicable rules under Hong Kong law including the Code and Listing Rules;
5. The Prospective Purchasers shall provide to the Division of Market Regulation (Division), upon request, a daily time-sequenced schedule of all purchases of Shares made by any of them during the Offer, on a transaction-by-transaction basis, including:
    a. size, broker (if any), time of execution, and price of purchase; and
    b. if not executed on the Hong Kong Stock Exchange, the exchange, quotation system, or other facility through which the purchase occurred;
6. Upon the request of the Division, the Prospective Purchasers shall transmit the information as specified in paragraphs (5)(1) and (5)(2) above to the Division at its offices in Washington, D.C. within 30 days of its request;
7. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;
8. Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and
9. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The foregoing exemption from Rule 14e-5 under the Exchange Act expressed above is based solely on your representations and the facts presented, and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. The Division of Market Regulation expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation pursuant to delegated authority,

James A. Brigagliano
Assistant Director
Division of Market Regulation

Attachment

LONDON
65 Fleet Street
London EC4Y 1HS
T +44 20 7936 4000
Direct T +44 20 7832 7429
F +44 20 7832 7001
Direct F +44 20 7832 7247
LDE No 23
E sarah.murphy@freshfields.com
W freshfields.com

DOC ID LB912949/1
OUR REF SM
YOUR REF
CLIENT MATTER NO 000000-0000

James A. Brigagliano
Assistant Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

CONFIDENTIAL TREATMENT REQUESTED

7 May 2004

Dear Mr. Brigagliano,

Possible Offer by Anheuser-Busch Companies, Inc. for Harbin Brewery Group Limited

We are writing on a confidential basis on behalf of our client, Anheuser-Busch Companies, Inc. (***A-B***). A-B is considering its strategic options in relation to an investment in Harbin Brewery Group Limited (***Harbin***) that it has recently contracted to acquire. Among those options is the possibility of making a general offer for all the issued ordinary shares in the share capital of Harbin (the ***Shares***). No decision or announcement relating to the launch of any such offer has been made and, at this stage, an offer is only one of a number of possible outcomes.

As discussed earlier today with members of the staff of the Securities and Exchange Commission (the ***Commission***), we are requesting exemptive relief from Rule 14e-5 (***Rule 14e-5***) promulgated under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***), in respect of the completion of the contract referred to above in the event such completion takes place after the public announcement of any offer and in respect of both on and off market purchases that may be made in accordance with Hong Kong rules and practice.

1. Background

Harbin

Harbin is a company incorporated in the Cayman Islands whose shares are listed on The Stock Exchange of Hong Kong Limited (the ***Hong Kong Stock Exchange***). As one of the oldest brewers in the People's Republic of China (the ***PRC***), Harbin has a leading position in the northeast of the PRC and produces the Hapi beer brand. In the year ended December 31, 2003, Harbin had a turnover of HK$1.4 billion and net profits of HK$114 million. Reported earnings per share (basic) were HK$0.1171 and net assets were HK$1.07 billion. As at April 30, 2004, Harbin had a market capitalization of approximately HK$3.23 billion.

Harbin is a "foreign private issuer" as defined in Rule 3b-4(c) promulgated under the Exchange Act and has no class of securities registered under Section 12 of the Exchange Act. Furthermore, Harbin has not obtained an exemption from the Exchange Act reporting requirements pursuant to Rule 12g3-2(b) and does not have a sponsored program in place for American Depository Receipts evidencing Shares. To A-B's knowledge, Harbin has never directly accessed the U.S. markets through an exempt offering under Rule 144A of the Securities Act of 1933, as amended, or any other type of public offering in the United States.

At present, A-B has limited access to information regarding the beneficial ownership of the Shares. Based on publicly available information as at April 30, 2004, A-B's understanding of the interests held in the Shares is as follows:

Shareholder	**Number of Shares**	**Percentage holding (approximate)**
Harbin Municipal Government[1]	291,500,000	29%
SABMiller	295,000,000	29%
J.P. Morgan Chase & Co.	92,594,000	9%
The Capital Group Companies, Inc.	88,230,000	9%
Other shareholders	235,540,358	24%
TOTAL	**1,002,864,358**	**100%**

A-B believes that, other than the Harbin Municipal Government and SABMiller, no shareholder holds more than 10% of the Shares, although there are no regulatory or other impediments to the JP Morgan and Capital stakes increasing to over 10% at any given time. Both JP Morgan and Capital are likely to be deemed to be US resident for purposes of Instruction 2 to Rule 14d-1. A-B understands that the approximately 24% holding of "other shareholders" is held through the Hong Kong clearing system in uncertificated form. A-B does not have access to information regarding the underlying ownership of these Shares. On the basis of these numbers, US resident beneficial holdings of the Harbin "free-float" as calculated for Rule 14d-1 purposes, are approximately 43%.

[1] Subject to the sale and purchase agreements described in section 2 below.

Effective in January 2000, the Commission adopted certain rules (the ***Cross-Border Rules***) for cross-border tender and exchange offers, business combination and rights offerings relating to the securities of foreign companies, including certain exemptions from Rule 14e-5. The promulgating release (Release Nos. 33-7759, 34-42052; International Series Release No. 1208) (the ***Cross Border Release***) indicates that the purpose of granting these and other exemptions was to facilitate U.S. investor participation in these types of transactions. Additionally, in adopting the Cross-Border Release, the Commission stated that when U.S. ownership is greater than 40%, it would consider relief on a case-by-case basis as necessary to address direct conflicts between United States laws and practice and those of the foreign jurisdiction. See, e.g., letter regarding the offer for Jefferson Smurfit Group plc (available July 9, 2002), letter regarding the Saipem SpA offer for shares and ADSs of Bouygues Offshore S.A. (available July 29, 2002), letter regarding the proposed exchange offer by Technip S.A. for all the outstanding ordinary shares and ADSs of Coflexip S.A. (available August 30, 2001), and letter regarding the exchange offer by Banco Bilbao Vizcaya Argentaria S.A. (available April 19, 2001). The request for relief herein fits within these parameters as, among other reasons, U.S. ownership of Harbin in this instance appears to be above the 40% level and the exemptions under the Cross Border Rules unavailable due to two large institutional investors. As these institutional investors each hold 9% fluid stakes, they fall just 1% short of being excluded from the calculation of US shareholdings for purposes of Instruction 2 to Rule 14d-1. Additionally, these large institutional investors purchased their Shares on the Hong Kong market and A-B has reason to believe that they manage a substantial portion of these investments from Hong Kong.

A-B

Based in St. Louis, A-B is the leading U.S. brewer. In a survey of 10,000 business leaders and securities analysts, A-B ranked first among beverage companies in quality of products and services researched in FORTUNE magazine's 2004 "Global Most Admired Companies" listing. The company also is one of the largest theme park operators in the United States, is a major manufacturer of aluminum cans and is the world's largest recycler of aluminum beverage containers.

2. Sale and Purchase Agreements

On May 2, 2004 A-B entered into a sale and purchase agreement (the ***Capital Select Agreement***) with Capital Select Enterprises Limited (***Capital Select***), under which it agreed to purchase the entire issued share capital of Global Conduit Holdings Limited (***Global Conduit***) for a purchase price of HK$209,175,000. Global Conduit has itself, under a sale and purchase agreement entered into on March 14, 2004 (the ***Global Conduit Agreement*** and, together with the Capital Select Agreement, the ***Harbin Agreements***), agreed to purchase the Harbin Shares (as defined below) from the Harbin Municipal Government for a purchase price of HK$947,375,000. Closing of the Capital Select Agreement is unconditional pending A-B having completed its due diligence of Capital Select and Harbin and not having found any material adverse matters within 14 days of the date of the agreement and PRC regulatory approvals being obtained for the sale by the Harbin Municipal Government. These conditions may be waived by A-B in its absolute discretion. Closing of the Global Conduit Agreement is unconditional pending PRC regulatory approvals. It should be noted that obtaining the PRC regulatory approvals is not within the control of any of A-B, Capital Select or Global Conduit, and therefore the timing of the satisfaction of the related conditions in the Harbin Agreements is uncertain. As described more fully under paragraph 5, the competitive situation (referred to in paragraph 3) that has arisen in relation to Harbin since A-B entered into the Capital Select Ageement may lead to A-B having to make an announcement of a public offer or an announcement that could be construed as a public announcement of an offer before these conditions can be satisfied.

The consideration payable by A-B includes an amount of HK$78,000,000 reflecting a deposit paid by Global Conduit on the purchase of the 291,500,000 Shares held by the Harbin Municipal Government (the ***Harbin Shares***). This deposit is refundable to Global Conduit should the purchase of the Harbin Shares not take place. The total consideration payable by A-B for the indirect acquisition of the Harbin Shares is therefore HK$1.08 billion (equivalent to HK$3.70 per Share). There is no further consideration payable by A-B directly or indirectly in respect of the Harbin Shares.

On May 2, 2004, A-B publicly announced that it had entered into the Capital Select Agreement. No further statements were made regarding its intentions with respect to this investment. We note that the Harbin Agreements and similar contractual arrangements are permissible under applicable Hong Kong law and under the Hong Kong takeover regime (described in paragraph 4).

3. SABMiller offer

On May 4, 2004, SABMiller announced a conditional voluntary offer for all of the outstanding Shares at a price of $HK4.30 per Share in cash. On May 5, 2004, the Board of Directors of Harbin issued a statement that the SABMiller offer had been unsolicited. The Harbin Board of Directors recommended that Harbin's shareholders take no action at this stage; the Board further stated that that they would provide a formal response once SABMiller posts its' offer document.

4. Takeover offers in Hong Kong

The provisions of the Hong Kong Code on Takeovers and Mergers (the ***Code***) relevant to this request are based on, and are substantially the same as, the equivalent provisions of the UK's City Code on Takeovers and Mergers (a regime with respect to which numerous exemptive orders under Rule 14e-5 and its predecessor Rule 10b-13 have been granted).

Were an offer to be made by A-B it is likely this would be in cash. The price at which any such offer would be made has not yet been determined but, pursuant to the Code, any such offer would need to be equal to or higher than the HK$3.70 per Share paid by A-B in relation to the Harbin Shares pursuant to the Harbin Agreements.

In accordance with customary practice in Hong Kong, A-B's financial adviser, Morgan Stanley Dean Witter Asia Limited would make any such offer outside the United States on behalf of A-B or one of its subsidiaries. Any relief necessary to permit market making or other principal purchases by such financial adviser following the public announcement of any offer will be the subject of a separate application for exemptive relief.

Any offer, were it to be made, would be required to comply with (i) the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the ***Listing Rules***); (ii) the Code; and (iii) except as otherwise requested in this letter, the requirements of Section 14(e) of the Exchange Act and the rules and regulations promulgated thereunder. In structuring any such offer, it would be A-B's intention to allow for participation by all holders of the Shares, whether they be located in Hong Kong, the United States or elsewhere, while complying with the generally applicable requirements in Hong Kong and the United States to the greatest extent possible. Any such offer would not be subject to Section 14(d) of the

Exchange Act or Regulation 14D thereunder since the Shares are not registered under Section 12 of the Exchange Act.

An offer under the Code is required to be announced by way of an announcement on the Hong Kong Stock Exchange website and in Hong Kong newspapers. A document from the offeror containing full details, and the terms and conditions, of the offer (an ***Offer Document***) would then, pursuant to Rule 8.2 of the Code, be required to be mailed within 21 calendar days. Under the Code, an offer is required to remain open for acceptance for a minimum of 21 calendar days and thereafter for such additional period or periods as may be determined by the offeror and as may be mandated by the provisions of Regulation 14E under the Exchange Act and the Code. An offer is capable of being increased in accordance with the Code. To comply with the Code, an offer must lapse unless it becomes or is declared unconditional as to acceptances by the 60th calendar day after an Offer Document is posted or such later date as the Hong Kong Securities and Futures Commission (the ***SFC***), which administers the Code, may agree.

Once an offer becomes or has been declared wholly unconditional (i.e. all conditions to the offer have been satisfied or, where permissible, waived), which pursuant to Rule 15.7 of the Code must be not later than 21 calendar days after the date the offer has become or been declared unconditional as to acceptances (unless the SFC agrees to a later date), the offeror will accept all Shares that are validly tendered during the Initial Period and pay for all such accepted Shares within 10 calendar days of the offer being declared unconditional in all respects.

If an offer becomes or is declared unconditional as to acceptances the offer must, in order to comply with Rule 15.3 of the Code, remain open for acceptances for at least 14 calendar days following the date on which it would otherwise have expired and may remain open for such longer period as A-B deems appropriate.

Under the Code, shareholders who accept an offer are entitled to withdraw their acceptances after 21 calendar days from the first closing date, if the offer has not by then become unconditional as to acceptances.

5. Purchases Outside an Offer and Rule 14e-5

Purchases outside an offer are permitted in Hong Kong, including without limitation under arrangements such as the Harbin Agreements, subject to certain limitations. Under the Code, A-B and its subsidiaries, advisers and brokers would be permitted to purchase Shares in the open market, pursuant to contractual arrangements or otherwise before and during the conduct of, but outside, an offer, subject to certain limitations including as to price (as described below).

Subject to certain exceptions, Rule 14e-5 prohibits a covered person (as defined in Rule 14e-5) from directly or indirectly purchasing or arranging to purchase any securities to be acquired in a tender offer for equity securities or any securities immediately convertible into, exchangeable for or exercisable for such securities, except as part of the tender offer. This prohibition applies from the time an offer is publicly announced until it expires. Rule 14e-5 defines a covered person as (i) an offeror, its dealer-managers, and any of their respective affiliates, (ii) any advisers of the foregoing whose compensation is dependent on the completion of the offer and (iii) any person acting in concert either directly or indirectly with any of the foregoing. Purchases by A-B and other covered persons acting on its behalf of Shares outside an offer would not fall within any of the excepted activities specifically outlined in Rule 14e-5. Accordingly, in the absence of exemptive relief, such purchases would be prohibited after the public announcement of an offer.[2]

A-B is concerned that, for regulatory or commercial reasons resulting from the competitive situation which has arisen in relation to Harbin since the entry into the Capital Select Agreement, it may be forced to announce a possible offer while the Harbin Agreements are still conditional on PRC regulatory approvals. A-B is also mindful that the competitive offer referred to above may lead to A-B having to make an announcement or announcements clarifying its position with respect to Harbin and that any such announcements could, individually or in the aggregate, be construed as a public announcement of an offer.

---

[2] Although there are, in our view, serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act – namely that there be a purchase of a security "by the use of any means or instrumentality of interstate commerce, or of the mails or of any facility of any national securities exchange" – would be satisfied if A-B, or financial institutions acting on its behalf, made purchases of Shares outside the United States, we nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d), as set forth below. We have been requested by A-B to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of Shares outside the United States in the absence of such exemptive relief.

Accordingly, it is possible that the conditions to the Harbin Agreements could be satisfied after the public announcement of an offer. As a result the closings under those agreements could take place during the offer period. In such circumstances, the purchase by A-B of Shares at the closings under the Harbin Agreements would not fall within any of the excepted activities specifically outlined in Rule 14e-5, particularly the exceptions to Rule 14e-5 in clause (b)(7) thereof since there would have been conditions that remained outstanding under those agreements at the time of public announcement of an offer. Thus, in the absence of exemptive relief, such purchases may be prohibited by Rule 14e-5.

Rule 24.1 of the Code provides protections similar to those provided by Rule 14e-5, making, we believe, exemptive relief appropriate in the circumstances of an offer, by requiring that the offer price be increased to not less than the highest price paid outside the offer. In addition, under Rule 22.1 of the Code, any purchases outside an offer (whether on- or off-market or pursuant to contractual arrangements such as the Harbin Agreements) are required to be disclosed on a next-day basis to the Hong Kong Stock Exchange and the SFC and this information is available for public inspection on the SFC website. Disclosures of these purchases attract significant publicity by their very nature and they are disseminated on dealers' trading screens throughout the Hong Kong market.

6. Requested Exemptive Relief

Based on the foregoing, we respectfully request that (i) A-B and its subsidiaries; (ii) A-B's financial advisor, Morgan Stanley Dean Witter Asia Limited and its affiliates; (iii) any broker or other financial institution acting as its agent; and (iv) persons acting in concert with it or them (the ***Prospective Purchasers***) be granted exemptive relief from the provisions of Rule 14e-5 in order to permit purchases of Shares outside an offer, whether on- or off-market by any Prospective Purchaser who would otherwise be prohibited by Rule 14e-5. In particular, we respectfully request that A-B be granted exemptive relief from the provisions of Rule 14e-5 to permit any direct or indirect purchase of Shares outside an offer that may be made under or pursuant to the Harbin Agreements while such offer is pending. The foregoing request for exemptive relief will be subject to the following conditions:

(a) no purchases or arrangements to purchase Shares, otherwise than pursuant to an offer, will be made in the United States;

(b) disclosure of the possibility of purchases of Shares by the Prospective Purchasers (including any purchase under the Harbin Agreements), otherwise than pursuant to an offer, will be included prominently in any Offer Document;

(c) the Prospective Purchasers will disclose in the United States information regarding purchases of Shares to the extent such information is made public in Hong Kong in accordance with the Code;

(d) the Prospective Purchasers will disclose to the Division of Market Regulation of the Commission (the ***Division of Market Regulation***) upon request, a daily time-sequenced schedule of all purchases of Shares made by any of them during an offer, on a transaction-by-transaction basis, including: (1) size, broker (if any), time of execution, and price of purchase; and (2) if not executed on the Hong Kong Stock Exchange, details of the exchange, quotation system or other facility through which the purchase occurred;

(e) upon request of the Division of Market Regulation, the Prospective Purchasers will transmit the information specified in d(1) and d(2) above to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

(f) the Prospective Purchasers will retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of an offer to respond to inquiries of the Division of Market Regulation relating to such records;

(g) Representatives of the Prospective Purchasers will be made available (in person at the offices of the Division of Market Regulation in Washington, D.C. or by telephone) to respond to inquiries of the Division of Market Regulation relating to such records;

(h) the Prospective Purchasers will comply with the applicable requirements under Hong Kong law; and

(i) except as otherwise exempted herein, the Prospective Purchasers will comply with Rule 14e-5.

The Commission has granted a number of exemptions from Rule 14e-5 and Rule 10b-13 (the predecessor to Rule 14e-5) to permit purchases by offerors and persons acting on behalf of offerors. While we are not aware of previous instances specifically involving Hong Kong or the Code, we believe that the exemptive relief requested herein under Rule 14e-5 is consistent with that granted by the Commission in similar situations in the past, particularly in respect of offers for UK companies which are governed by a substantially similar regime to the Code. Such letters include the letter regarding the offer by BP Amoco plc for Burmah Castrol plc (available March 13, 2000), letter regarding the offer by St David Capital plc for Hyder plc (available April 17, 2000), letter regarding the offer by Schlumberger Limited for Sema Group plc (available February 15, 2001), letter regarding the offer by Vinci for TBI plc (available August 23, 2001), letter regarding the offer by RWE Aktiengesellschaft for Innogy Holdings plc (available March 22, 2002), letter regarding offer by CIBER (UK) for ECsoft Group plc (available January 8, 2003), and letter regarding offer by Cinven Limited for Fitness First Plc (available April 10, 2003).

We also draw your attention to the letters regarding offers by Browning-Ferris Industries, Inc. and BFI Acquisitions plc for Attwoods plc (available September 1994). In those letters the Commission granted relief from Rule 10b-13 for purchases outside of an offer by an offeror and persons acting on its behalf, including pursuant to an option agreement to be entered into with a substantial shareholder of the target company prior to the public announcement of an offer but to be exercised after such announcement.

7. Conclusion

Pursuant to 17 CFR 200.81, we respectfully request on behalf of A-B that this exemptive request and the response be accorded confidential treatment until 120 days after the date of the response to such request or such earlier date as the staff of the Commission is advised that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of A-B for the reason that certain of the facts set forth in this letter have not been made public.

In compliance with Securities Act Release No. 6269 (December 5, 1980), seven additional copies of this letter are enclosed.

In view of the short timetable, we respectfully request that the Commission issue the requested exemptive relief as soon as possible. If you require any further information or have any questions, please contact me on +44 20 7832 7429 or my colleague, Steven M. Davidoff, on +44 20 7427 3201.

Yours sincerely,

Sarah Murphy